ICICI Bank

RENEWAL CREDIT ARRANGEMENT LETTER

CAL108917829855
Date: May 28, 2019

Air Travel Bureau Private Limited
M-95, Connaught Circus,
New Delhi – 110001

Attention: Mr Anuj Sethi

Dear Sir/s:

Sub: Renewal of Working Capital Facilities

We refer to the credit facility/ies in the form of working capital facility (**"Facility/ies"**, details whereof are mentioned in the Annexure hereto) granted to you by ICICI Bank Limited (**"ICICI Bank"**), pursuant to a credit arrangement letter including any amendments thereof ("**CAL**", details whereof are mentioned in the Annexure hereto) and other facility documents, executed in connection therewith (**"Transaction Documents"**).

We are pleased to inform that the ICICI Bank, at your request, has renewed the Facility/ies on the terms and conditions as set out in the Annexure hereto for a further period up to the date mentioned in the Annexure. A processing fee as mentioned in the Annexure shall be charged and debited from your account towards renewal of the Facility/ies. This Renewal Credit Arrangement Letter (**"Renewal CAL"**) shall be read in conjunction with the Transaction Documents and to the extent of any inconsistency between the Transaction Documents and this Renewal CAL, the provisions of this Renewal CAL shall prevail.

All the existing security and/or contractual comfort, if any, in respect of the Facility/ies, shall remain in full force and effect and continue to secure the Facility/ies, notwithstanding the amendment/s.

In case of any change, in the directors, Memorandum of Association, Articles of Association or other constitutional documents, post the information/documents last shared by you with ICICI Bank, you are requested to furnish updated records of the same to ICICI Bank. Kindly also ensure that your total working capital bank finance, including the renewed facility, does not and shall not during the subsistence of the Facility/ies exceed the maximum permissible bank finance limits.

You, the Borrower, guarantor and the security provider shall execute such documents as may be required, in the form and manner acceptable to ICICI Bank in relation to the renewal of the Facility.

This Renewal CAL is being sent to you in duplicate. We request you to return one copy of this Renewal CAL, duly signed by you/your authorized person/s, the guarantor(s) and security provider(s) (if any), in token of acceptance of the terms

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ICICI Bank Limited
ICICI Bank Tower
NBCC Place, Pragati Vihar,
Bhishma Pitamah Marg
New Delhi - 110003.

Tel.: +91-11-24390000
Fax: +91-11-24390070
Website www.icicibank.com
CIN :L65190GJ1994PLC021012

Regd. Office : ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India.
Corp. Office : ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India.

specified herein, and execute such agreements and documents as may be required in relation to the Facility, in the form and manner acceptable to ICICI Bank, October 10, 2019, or such extended/revised period as ICICI Bank may grant in writing, failing which this offer will lapse automatically without any further communication. · Renewal CAL must be returnedalong with aboard rization applicable to the borrower/guarantor/security provider .. uthority of the signatory. :,,tl (Authorised signatory} 2 Accepted by the Borrower: For [ ] (Borrower) N<:Jme: [] Designation: [ ] Date: Accepted by the Guarantor: Name:[] Designation: [] Date: Accepted by the Security Provider Name:[] Designation: [ ] Date:

ICICI Bank

ANNEXURE

(CAL Details)

Sr. No.	Description / CAL no	Date
1	CAL1388260428831	August 14,2018

(Renewed Facility/ies)

Facility/ies	Overall Limits (₹ in million)	Outstanding amount as on May 28, 2019 (₹ in million)
Fund Based		
Cash Credit	800.0	799.9
Invoice Discounting	200.0	0.0
Non-Fund based (if applicable)		
Bank Guarantee	100.0	93.1
Overall Limit (total):	1,100.0	892.1

Facility/ies valid up to	May 06, 2020

ICICI BANK LIMITED NEW DELHI

AIR TRAVEL BUREAU PVT. LTD. New Delhi

YATRA ONLINE PRIVATE LIMITED GURGAON

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ICICI Bank

(TERMS AND CONDITIONS)

Cash Credit

Facility Name	Cash Credit
Proposed Limit:	Up to ₹ 800.0 million
Tenure:	upto 12 months
Repayment schedule	NA
Pricing:	The rate of interest stipulated by ICICI Bank shall be sum of I-MCLR-6M and "spread" per annum, subject to minimum of I-MCLR-6M, plus applicable interest tax or other statutory levy, if any, on the principal amount of the loan remains outstanding each day. As on date the I-MCLR-6M is 8.70% and spread is 2.40% Above interest rate shall be reset at the end of every 6 months from the account opening date/limit set-up date/renewal date as a sum of I-MCLR-6M + "spread", prevailing on the reset date plus applicable interest tax or other statutory levy, if any. In case there is any change in the regulatory requirements by the regulator applicable to the facility pertaining to provisioning norms and/or risk weightage, then the Bank may revise the spread to reflect the regulatory change, subject to extant RBI guidelines.
Security:	As per security template
Peak Limit	Uniform limit throughout the validity of facility
Sub Limit (s)1/Division wise Limit(s)2	NA
Purpose	To meet the working capital requirements of the Borrower
Margin	Inventory: NA Book debts: Cover period: 90 days Margin: 40%
Validity	upto 12 months i.e. May 06,2020.
Contractual Comfort	• Unconditional and Irrevocable Corporate Guarantee from Yatra Online Private Limited • Non Disposal Undertaking from the Parent not to dispose any shareholding in the Borrower throughout the tenor of the Facility apart from the pledge obligation that the Parent has created before availing the facility.
Cash Margin	₹ 150.0 million as mentioned in the Security template
Interest payment	Interest would be payable monthly, on the last date of

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ICICI Bank

frequency	each month.
Collection Account	Current account(s) opened with the Bank as per applicable terms and conditions.
Collection Mechanism	The collection made by the Borrower will be deposited in the Collection Account with the Collecting Bank. The Borrower to be allowed to use the funds available in their Collection Account, subject to no event of default being triggered off under the Facility.
Borrower / Obligor	Air Travel Bureau Private Limited (ATB)
Promoter / Parent	Yatra Online Private Limited (YOPL or Yatra)
Lender(s)	ICICI Bank Limited and/or such other bank(s) or financial institution(s) which may become lenders pursuant to transfer of all or a portion of the Facility to such bank(s)/financial institution(s) by ICICI Bank Limited
Other Conditions	• The Borrower shall provide a management certificate confirming that there were no arrears in statutory payments as on date
Collecting Bank	ICICI Bank Limited
Drawing Power	Any outstanding against invoice discounting to be subtracted from drawing power calculation of Cash Credit.

Bank Guarantee 1

Facility Name:	Bank Guarantee (BG)
Existing Limit	₹ 300.0 million
Proposed Limit:	₹ 100.0 million
Tenure:	Maximum period of BG (including claim period, if any) to be restricted to 18 months.
Repayment schedule:	NA
Pricing:	1.00% p.a. commission The commission shall be calculated on the actual number of days basis i.e. from the date of issuance/ opening of the BG upto the end of claim period. In case of foreign currency bank guarantees, the following charges will be additional: SWIFT/communication charges - Rs 500 per guarantee Correspondent bank charges, if any, shall be charged on actuals
Security:	As per the security template
Condition Precedents / Condition Subsequent / Special conditions	The Borrower shall not request the bank for issuance of BGs in favour of any sister concerns/ associate concerns/ group companies/ associates of the Borrower.
Type	Financial guarantee
Sub-limit	NA
Purpose	Financial guarantees to be issued to International Air

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ICICI BANK LIMITED NEW DELHI

YATRA ONLINE PRIVATE LIMITED

AIR TRAVEL BUREAU PVT. LTD. New Delhi

	Transport Association (IATA) as ATB shall pay to them under IATA Billing and Settlement Plan reporting and remittance calendar. BG upto ₹ 20.0 million to be issued for hotel and packages business
Minimum Commission and other charges	₹ 500.0 per guarantee
Cash Margin	Guarantees covering disputed liabilities – 100% Financial guarantees – 20% in the form of Fixed Deposits with ICICI Bank
Commission Collection Frequency	Payable upfront for the entire tenor of the guarantee
Validity	upto 12 months i.e. May 06,2020.
General	• The bank guarantees to be issued shall be as per the format acceptable to the Bank • In case of bid bond / EMD /advance payment / retention money guarantees stipulated under project exports, Bank will obtain counter guarantees from ECGC at the expense of the company • If the guarantees to be issued come under EPCG scheme, bank will obtain counter guarantee of ECGC at the expense of the company
Contractual Comfort	• Unconditional and Irrevocable Corporate Guarantee from Yatra Online Private Limited • Non Disposal Undertaking from the Parent not to dispose any shareholding in the Borrower throughout the tenor of the Facility apart from the pledge that the Parent has created before availing the facility.
Borrower / Obligor	Air Travel Bureau Private Limited (ATB)
Collecting Bank	ICICI Bank Limited
Lender(s)	ICICI Bank Limited and/or such other bank(s) or financial institution(s) which may become lenders pursuant to transfer of all or a portion of the Facility to such bank(s)/financial institution(s) by ICICI Bank Limited
Promoter / Parent	Yatra Online Private Limited (YOPL or Yatra)
Collection Mechanism	The collection made by the Borrower will be deposited in the Collection Account with the Collecting Bank. The Borrower to be allowed to use the funds available in their Collection Account, subject to no event of default being triggered off under the Facility.
Collection Account	Current account(s) opened with the Bank as per applicable terms and conditions.

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Invoice Discounting

Facility	Invoice Discounting facility This Facility is available online to the Borrower through corporate internet banking under Financial Supply Chain Management (FSCM) module alone or through FSCM and host to host module ("H2H") jointly. Access to FSCM and H2H (if required) shall be made available after execution of appropriate documents by the Borrower.
Purchaser/s	Purchaser/s of goods and services from the Borrower; The expression "Purchaser/s" includes, unless it be repugnant to the subject or context thereof, its successors and assigns. This Facility shall be provided to the Borrower only for the goods and services sold to the Purchaser/s.
Existing Limit	Nil
Proposed Limit	Rs 200.0 million
Interchangeability of Limits	Not Allowed The Facility shall not be interchangeable with any other facility sanctioned by ICICI Bank.
Sublimit	Rs 200.0 million of Bank Guarantee
Validity	1 Year i.e. May 06,2020.
Security	As per security Template
Maximum Tenor (Usance Period)	60 days
Goods / Services Covered	This should be restricted to working capital requirements of the Borrower.
Margin Amount	20.00 % (The financed amount shall be equal to Invoice/ Bill of Exchange ("BOE") amount less margin amount).
Interest	The fixed rate of interest for each drawal of the Facility will be stipulated by ICICI Bank at the time of disbursement of each drawal, which shall be sum of I-MCLR# and "Spread" per annum, subject to minimum of I-MCLR#, plus applicable interest tax or other statutory levy, if any. As on date the I-MCLR-3M is 8.55% and Spread is 2.00% p.a. #Note: I-MCLR will be based on the tenure of the individual drawals under the facility: • Drawals for upto 3 month tenure: I-MCLR-3M • Drawals for greater than 3 months and upto 6 month tenure: I-MCLR-6M • Drawals for greater than 6 month tenure: I-MCLR-1Y In case there is any change in the regulatory requirements by the regulator applicable to the facility pertaining to

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	provisioning norms and/or risk weightage, then the Bank may revise the Spread to reflect the regulatory change, subject to extant RBI guidelines. The Borrower will have the option to prepay the individual drawal without any prepayment penalty during "1 month for individual drawal tenure of upto 4 months/2 months for individual drawal tenure more than 4 months and upto 8 months/4 months for individual drawal tenure more than 8 months and upto 12 months" prior to the scheduled maturity date of the drawal, provided at least 5 days irrevocable notice to prepay the loan has been given by the borrower to the Bank. Except mentioned elsewhere, if the Borrower wishes to prepay the Facility, it may do so with payment of Prepayment Premium of 0.25% on principal amount of the loan prepaid subject to the Borrower giving at least 15 days prior written notice of the same to the Bank.
Interest Payment Frequency	Upfront
Commission	1. Transaction Charges a) On Discounting : Rs 500.0 per lot irrespective of the number of bills b) Overdue Charges : 4% over and above documented rate Above charges are exclusive of service tax or other statutory levy, if any, which shall be charged as per the prevailing guidelines of government/statutory authority. Charges / fees / commission shall be taken upfront.
Repayment	Tenor based defined maturity date.
Companies whose Invoice Discounting is allowed	• Tech Mahindra Limited • HCL Technologies Limited • WNS Global Services Private Limited • Hyundai Motor • Sterling & Wilson Pvt Ltd • Crisil • Jubilant Life Sciences Limited • HT Media Limited • Mylan Laboratories Limited • Havells India Limited • Cipla Limited

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9 Note: Invoices of the above mentioned companies for their domestic/international/offshore bookings can also be discounted. Also, at all times, outstanding of invoice discounting from each company mentioned above shall not exceed40.0 million. . For adding any new payee to the above list, the company shall submit an application letter for seeking addition in payee list by taking approval from ICICI Bank ltd. The new payee should be in its normal line of business. Airlines whose invoices shall not be discounted Invoices pertaining to the following airlines shall not be discounted: • Turkish Airlines • Cathay Airlines • China Eastern airlines • Ethopian Airlines • Jet Airways For deleting any new airlines name from the above list, the company shall provide requisite docs to the satisfaction of ICICI bank. General Terms and Conditions The **invoice(s)/bills will be discounted with recourse to the Borrower. Invoices which are more than 15 days old shall not be considered for the Facility ICICI bank reserves the right to demand underlying documents on account of regulatory requirement or its internal policies. ICICI Bank will provide the Facility when the file containing the details of the invoices ("File") has been uploaded by the borrower, which shall be treated as deemed acceptance by the borrower. Authorization by the purchaser/client is not required for the transaction. Breach of any representation, warranty or covenant ·specified herein or any other Transaction Document shall be deemed to be an event of default under the Facility. The Borrower shall provide I give 15 days advance written notice to ICICI Bank in the event the Borrower and I or the Purchaser decide to terminate the agreement between them. Such termination may, at the sole discretion of ICICI Bank, be treated as an event of. default under the Facility. In such an event, the obligations of the Borrower shall continue to exist in relation to the Facility unless all monies in respect of the same are paid to ICICI Bank, to its satisfaction. Applicable representations and warranties: (a) that the details of invoice(s) submitted to ICICI Bank for discounting represent genuine sales transactions of

10 goods/services; (b)that the amounts of such invoice(s) truly represent the value of the goods so transported/shipped; (c) that sale of goods/services for which the Borrower is availing the Facility from ICICI Bank has not been conducted between related parties of the Borrower like group companies, associated companies, house firms and identical companies. (d) that the outstanding amount under the Facility will be deducted at the time of calculating the value of the receivables of the Borrower till the time the said amount is paid to the satisfaction of ICICI Bank. Any other condition as may be specified by ICICI Bank. Special Condition The Bank reserves right to verify underlying documents physically including copies of the invoice(s) and any kind of documents showing proof of sale of services. This verification shall be carried out on Half yearly basis on randomly selected transactions or as and when ICICI Bank so demands. Deal Structure 1) **The File containing details of invoices will be uploaded by the Borrower/s through FSCM alone or FSCM and H2H jointly or details of invoices shall be entered in FSCM system by the Borrower/s. The same shall be treated as deemed request for discounting from the borrower. 2) The Borrower will be paid the proceeds of the Facility by way of direct credit/fund transfer to Borrower's bank account as specified in the FSCM application form. 3) On due date, the Borrower shall pay the outstanding amount of the Facility to ICICI Bank 4) ICICI bank shall auto debit the amount on the due date from the collection account of the Borrower maintained with ICICI bank Documentation with Borrower for the Facility Including but not limited to: Facility Agreement & General Conditions, if not executed already CIB, FSCM Application Form, if not active already Board resolution (i) for availing the Facility and online availment of the same through FSCM standalone or FSCM and H2H jointly Any other document as may be required by ICICI Bank.

Bani< Guarantee 2 11 Facility Name: Bank Guarantee (BG) as a sublimit of Invoice bill Discounting Proposed Limit: 200.0 million (sublimit of Invoice bill discounting limit) Tenure: Maximum period of BG (including claim period, if any) to be restricted to 18 months. Repayment schedule: NA Pricing: 1.00% p.a. commission The commission shall be calculated on the actual number of days basis i.e. from the date of issuance/ opening of the BG upto the end of claim eriod. In case the above mentioned online system is not operational, then the following offline bill discounting method needs to be followed: Client to submit monthly details of fresh bills raised to the clients mentioned above for the month, basis which business team to give approval on the amount of discounting to be allowed to the borrower Documents to be submitted would include: Clients request letter Signed copy of Invoice Statement Charges applicable Courier charges-100 (only in case of offline bill discounting) Stamp duty, at actuals, if any Verification charges of Issuing bank, if required, at actuals Any other (please specify): NA General •Bank will be at liberty to fix drawee/drawer-wise sub limits within the overall bill discounting limits, if necessary. • The bills will be discounted with recourse to the Borrower to whom this facility is granted. •Bank also reserves the right to pre-approve the drawees in case of Sales Bill Discounting and drawers in case of Purchase Bill Discounting. " Bill proceeds would be credited to the Borrower's ICICI bank current account •If felt necessary, discounting I purchase of export bills will be subjected to availability of "satisfactory" opinion reports from banks I agencies overseas. " Applicable representations and warranties: " that the Bills and the documents tendered/submitted represent genuine trade transactions of goods/services; " that the amounts of such Bills truly represent the value of the goods/services so transported/shipped; and •that the transactions in the nature of an accommodation have not been conducted between related parties like group companies, associated companies, house firms and identical companies (the "Group Companies")

ICICI Bank

	In case of foreign currency bank guarantees, the following charges will be additional: SWIFT/communication charges - Rs 500 per guarantee Correspondent bank charges, if any, shall be charged on actuals
Security:	As per security template
Type	Financial guarantee
Sub-limit	NA
Purpose	Financial guarantees to be issued to International Air Transport Association (IATA) as ATB shall pay to them under IATA Billing and Settlement Plan reporting and remittance calendar. BG upto ₹ 20.0 million to be issued for hotel and packages business
Minimum Commission and other charges	₹ 500.0 per guarantee
Cash Margin	Guarantees covering disputed liabilities – 100% Financial guarantees – 20% in the form of Fixed Deposits with ICICI Bank
Commission Collection Frequency	Payable upfront for the entire tenor of the guarantee
Validity	12 months
General	• The bank guarantees to be issued shall be as per the format acceptable to the Bank • In case of bid bond / EMD /advance payment / retention money guarantees stipulated under project exports, Bank will obtain counter guarantees from ECGC at the expense of the company • If the guarantees to be issued come under EPCG scheme, bank will obtain counter guarantee of ECGC at the expense of the company
Contractual Comfort	• Unconditional and Irrevocable Corporate Guarantee from Yatra Online Private Limited • Non Disposal Undertaking from the Parent not to dispose any shareholding in the Borrower throughout the tenor of the Facility apart from the pledge that the Parent has created before availing the facility.
Borrower / Obligor	Air Travel Bureau Private Limited (ATB)
Collecting Bank	ICICI Bank Limited
Lender(s)	ICICI Bank Limited and/or such other bank(s) or financial institution(s) which may become lenders pursuant to transfer of all or a portion of the Facility to such bank(s)/financial institution(s) by ICICI Bank Limited
Promoter / Parent	Yatra Online Private Limited (YOPL or Yatra)

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ICICI Bank

Collection Mechanism	The collection made by the Borrower will be deposited in the Collection Account with the Collecting Bank. The Borrower to be allowed to use the funds available in their Collection Account, subject to no event of default being triggered off under the Facility.
Collection Account	The Borrower opened current account(s) with the Bank as per applicable terms and conditions.
Declaration	The Borrower hereby gives specific consent to ICICI Bank for submitting/disclosing the 'financial information' as defined in Section 3(13) of the Insolvency and Bankruptcy Code, 2016 (including all amendments and replacements made thereto and all rules and regulations framed thereunder), in respect of the Facility availed by the Borrower, from time to time, to Information Utilities as defined in Section 3(21) of the Insolvency and Bankruptcy Code, 2016 (including all amendments and replacements made thereto and all rules and regulations framed thereunder), and directions issued by Reserve Bank of India to the banks from time to time and hereby specially agree to promptly authenticate and verify the 'financial information' submitted by ICICI Bank, as and when requested by Information Utilities. The Borrower hereby gives consent to ICICI Bank, to recover/set off any fees required to be paid by ICICI Bank to the Information Utilities for availing their services in relation to the Facility from the disbursements made to the Borrower by ICICI Bank from time to time.

Security Template

(₹ million)

Security (for working capital facilities)			
Asset detail	**Type of charge (exclusive/first pari passu/second/residual)**	**Value of asset (as per last audited balance sheet, WDV in case of fixed assets)**	**Valuation date (wherever applicable)**
Exclusive charge on all the present and future current	Exclusive	1015.4	March 31,2018

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Operational terms and conditions financial 14 Period of sanction The working capital facilities are payable on demand. However the facilities are available for a period of 12 months subject to review at periodical intervals wherein the facilities may be continued I cancelled I reduced depending upon the conduct and utilisation of the facilities. 2. Unit Visit NA 3. Processing Fee One-time non-refundable processing fee amounting to Rs. 4.5 million (exclusive of taxes and other statutory levies, if any) by way of cheque/ demand draft/ other modes as may be acceptable to ICICI Bank. 4. Periodicity of submission of information to the Bank Other information (OFI) The Obligor to confirm the gross bookings and turnover on quarter basis within 45 days from the end of the quarter or post declaration of quarterly results, whichever is earlier Data re uired assets and movable fixed assets of the borrower Exclusive charge on all future immovable fixed assets of the borrower Exclusive 0.0 March 31,2018 The borrower to maintain current account float of 150.00 million in a non-checking account with ICICI bank during the tenor of the Facility. The aforesaid amount shall be lien marked to ICICI bank Exclusive 150.0 April30, 2019

ICICI Bank

		renewal of credit limits	expiry of the credit limits
		Audited / unaudited financial statements	I. Provisionals: within three months from the close of the accounting year II. Audited: within seven months from the close of the accounting year
5.	Creation of charges	The company shall create security stipulated by the Bank in a form and manner satisfactory to the Bank. The Company shall file particulars of charges with the Registrar of Companies within the period prescribed by law.	
6.	Sole / Multiple banking arrangements	• All other terms and conditions shall be as per General Conditions (GC-I) and the Credit Facility Agreement (CFA) to be executed between the company and ICICI Bank Ltd.	
7.	Other conditions	Declaration to be submitted by the Borrower regarding information with regard to credit facilities availed from other bankers is obtained as per Annexure I of the RBI Circular 'Lending under consortium arrangement / Multiple Banking arrangements'	
8.	Stock Audit	The bank in consultation with the company will arrange for stock and receivables audit once in a year by an outside agency under the consortium/multiple banking arrangement. The terms of reference will be finalized by the Bank / consortium of banks at its sole discretion. The terms of reference will be finalized by the Bank / consortium of banks at its sole discretion.	
9.	Condition Precedents / Condition Subsequent / Special conditions	• Undertaking from the Borrower that none of the director's name is into RBI/ECGC defaulter list. • Statement of total collections and direct collections routed through ICICI Bank available with the Borrower to be submitted within 15 days from the end of each month during the tenor of the Facility. • ATB to provide account statements of all other non-ICICI Bank accounts, if any, to ICICI Bank upon request. • The Borrower to provide confirmation letter within 15 days from end of each month that minimum 95% of the entire collections of the Obligor are routed through ICICI Bank every month. Non- compliance of the same shall be considered as an event of default. • The Borrower shall make all payments through its Collection Account only maintained with the	

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ICICI BANK LIMITED NEW DELHI

YATRA ONLINE PRIVATE LIMITED GURGAON

AIR TRAVEL BUREAU PVT. LTD. New Delhi

 Lender. 11The Borrower shall ensure that minimum level of gross bookings on a monthly basis shall not fall below { 900.0 million. In case it falls below { 900.0 million for any month, the Borrower shall be given cure period of 3 months to increase it above { 900.0 million/ month 11In case gross bookings in any month falls below { 700.0 million, Event of Default to be triggered under the Facility. All collections in the Collection Account of the Borrower maintained with ICICI Bank to be utilized to fully pay off the outstanding under the Cash Credit facility and fully cash collateralize the outstanding under the BG facility; and no further disbursements shall be made till such Event of Default has been cured to the satisfaction of the Lender. 11The Borrower shall not declare any dividend payout/upstreamingof profit/ extend loan/advances from the Borrower to Yatra Online Private Limited (YOPL). The Borrower shall only deal with YOPL in transaction which are regular business in nature. Lender shall have the right to seek all relevant information in this regard, at all times during the currency of the Facility. 11The Borrower shall take ICICI Bank approval in caseof raising any further indebtedness including by way of Corporate Guarantee apart from incremental debt (subject to no breach in stipulated financial covenants) of upto { 100.0 million excluding commercial card facilities availed by the Borrower. • Information will be obtained on quarterly basis regardingthe unhedged foreign currency exposure of the Borrower. If the Borrower has unhedged foreign currency exposure, then the Bank will reserve a right to increase the pricing. •The borrower shall obtain and maintain comprehensive insurance cover for the assets of the borrower during the tenor of the facility, to the satisfaction of ICICI Bank. • Undertaking by the Borrower to route the entire collections through Collection Account only maintained with the Lender before limit setup. •The Borrower to confirm that at the time of availing the Facility there has been no cancellation from the top 20 customers •The Borrower to confirm that there a following: collected in the accounts of the Borrower towards the Lender amounts, if any, may be non-compliance with covenant on direct collectionsby the e tenor of the Facility, the ensure to rectify such shortfall case the Borrower fails to account shall be fully utilized to Facility amount and the the sole discretion of the further issuance will be done y until the Events of Default Acceleration of all outstanding Security (5) Charging of default have the right to stipulate in 17 immovable fixed assets as on date. • Undertaking from Yatra that its direct shareholding in ATB shall not fall below 51.0% anytime during the currency of the facility and its management control shall not fall below its shareholdingin ATB, anytime during the currency of the facility. Breach shall be an Event of Default under the Facility. •The Borrower to undertake that working capital availed by the borrower with in MPBF limit •Any change in ownership/management of the company/Group (shareholding change of more than 51%) cannot be done without prior permission of ICICI Bank. •Renewal cum introduction of the fresh limits shall be acknowledged by the YOPL •The Lender(s) shall have the right to stipulate in the Transaction Documents such other conditions precedent, as they may deem fit, prior to limit setu . 10. Consequences of Event of Default The consequences of event not be limited to the In case of non-payment o respect of the Facility: •The amount Borrower shall be obligation of the and the balance released. In case of the routing of Borrower through t entire cGIIections of monthly) during th Borrower shall within 15 days. In rectify the shortfall: the aforesaid increase the Cash outstandingBG balance amounts, if the Borrower at Lender(s). No under the BG Facilit are rectified (2) dues, (3) Cancella Enforcement of rate The Lender(s) shall the Transaction of default will, include but f any amounts payable in fully utilized to fulfil the he Lender, <95% of the the Borrower (monitored (1) The amount collected in Margin equivalent to the any, may be released to tion of total Facility (4) Documents such other

18 conditions precedent, as they may deem fit, prior to limit setup 11. Financial Covenant Total Debt (TD) I Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA) shall not to exceed 5.5 times during the tenor of the facility. The financial covenants shall be tested on annual basis. The calculation date will be 31st March immediately following the first disbursement and every twelve months thereafter within 120 days from the end of the relevant monitoring period. Definitions: Total debt (TD) includes long term debt, short term debt falling due in one year, working capital borrowings and any corporate guarantees issued in favour of any of its subsidiaries/group companies. Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA) includes total operating income less excise duty plus other recurring income less operating expenses excluding interest, depreciation, taxes and amortization Formula for computation of above financial covenants: •Total Debt (TD): Long term debt+ Short term debt + Working capital bank finance •Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA): Total operating income - excise duty + other recurring income incidental to main business operating expenses excluding Interest, Depreciation, Taxes and Amortization 12. Section 281 certificate of Act IT Option 1: Screenshot from the IT portal of the borrower entity PAN no. duly certified by the Company Secretary (if available for a corporate borrower) or by a Chartered Accountant. For the AYs for which the portal is yet to be updated, the Business team based on the annual financial statements of the Borrower to add further potential tax demands to the aggregate figure available on the IT portal. Option 2: A Statutory Auditors Certificate (preferably) or a Chartered Accountants Certificate giving the status of upto date tax demand in respect of the Borrowers tax assessment which have been completed along with copy of the assessment orders. The CA Certificate would also certify the tax status in respect of the IT Returns which have been filed but not assessed. The Lender reserves the unconditional right to cancel the Facility (either fully or partially) wi,thout

Default interest rates Non-submission or of Default interest would be charged from the du·e date 2 delayed submission Provisional actual submission Due date of submission is as Audited 19 Sl Nature of default Reckoning of default interest Default interest rate (p.a.) payable monthly Non-submission or Default interest would be delayed submission of charged from the due date OFI or equivalent of submission till the date of reports actual submission Nil financia • • l statementsof submission till the date of Nil follows: prior notice to the Borrower, on the occurrence of any one or more of the following: 1. In case the overall limits I part of the overall limits are not utilized by the Borrower; or 2. In case of deterioration in the creditworthiness of the Borrower in any manner whatsoever; or 3. In case of non-compliance of terms and conditions contained herein or in the Facility Agreement or any other transaction document For the purpose of this clause, deterioration in the credit worthiness shall mean and include without limitation, the following events: 1. Downgradeof the rating of the Borrower by a credit rating agency; 2. Inclusion of the borrower and/or any of its directors in the RBI's defaulter list; 3. Closure of a significant portion of the Borrower's operating capacity; 4. Decline in the profit after tax of the Borrower by more than fifteen percent; 5. Any adverse comment from the auditor; and 6. Any other reason/event in the opinion of the Lender constituting or which may constitutedeterioration in the creditworthiness.

accounting year Default interest Rates in respect of bill discounting facilities: Documented 6% over the o Documented discounted 20 Sl Type of Facility (As applicable) Recl<oning of default interest Default interest rate (p.a.) payable monthly 1 Demand Bil Purchased (outstation) Default interest would be charged from th 8th day post purchase (i.e. allowing 7 days fo transit) till the date of realisation For bills returned unpaid, the default interes would be charged from the date of purchas till the date of recovery 6% over the Documented Rate Rate Rate 2 Demand Bil Purchased (Local) Default interest would be charged from th 3rd day post purchase till the date o realisation In case the bill is returned unpaid, the defaul interest would be charged from the date purchase till date of recovery 3 Usance Bill For period beyond the due date 2% over the Documented In case the bill is returned unpaid, interest to be charged from the date o discount till the date of recovery •Renewal data 3 months from the close of 6 months from the close of accounting year On expiry of credit limits 3 Insurance Insurance cover not obtained I not renewed Nil 4 Default on invocation of Bank Guarantee In case payment is not made towards invoked Bank Guarantee within 2 days, default interest would be charged from the date of receipt of claim till the date of payment I-MCLR-6M+ 10%

Sl.	Type of Facility (As applicable)	Reckoning of default interest	Default interest rate (p.a.) payable monthly
			rate
4	Inland Cheques Purchased – Outstation	Default interest would be charged from the 8th day post purchase (i.e. allowing 7 days for transit) till the date of realisation If the cheque is returned unpaid, default interest would be charged from date of purchase till date of recovery	2% over the Documented Rate 6% over the Documented Rate
5	Inland Cheques Purchased – Local	If the cheque is returned unpaid, default interest would be charged from date of purchase till date of recovery	6% over the Documented Rate
6	Bills received under Inland Letter of Credit (L/C)		
		a) Sight Bills In case of inland bills under L/C not paid within 7 days from the date of receipt, default interest would be charged from the 8th day till the date of realisation	I-MCLR-6M +10%
		b) Usance Bills In case of inland usance bills not paid on the due date, default interest would be charged from the due date to the date of realisation	I-MCLR-6M +10%
7	Default rate of Interest in Inland Bill	Default interest would be charged from due date till date of realisation	2 % over the Documented Rate

21

F , 'I, ! ??' 22 Guarantor Signature Security Signature( , ) Provider: "1